Exhibit 4(a)

PARTNERS’ AGREEMENT

dated October 1st, 2002

between

LVMH - MOËT HENNESSY LOUIS VUITTON S.A.

DIAGEO PLC

GUINNESS FRANCE HOLDINGS S.A.

and

LVMH FASHION GROUP S.A.

TABLE OF CONTENTS

Article	1	Definitions	1

Article	2	Executive Board/Conseil de Gerance	5

Article	3	Representations and Warranties	6

Article	4	Joint Committee	6

Article	5	Operations of MH and MHI	9

Article	6	Transactions with LVMH Related Parties	12

Article	7	Rights of First Refusal	14

	7.1	Transfer of MH Shares and MHI Shares	14

	7.2	LVMH Vineyards	16

	7.3	Transfers of Interests in Material Affiliates and Principal Brands	16

Article	8	Standstill	16

Article	9	Put Options	18

Article	10	Acquisition of Control by a Competitor	21

Article	11	Non-Competition	22

Article	12	Preparation of Guinness Circular	23

Article	13	Conditions	23

Article	14	Certain Events Before the Closing Date	23

Article	15	Indemnification	23

Article	16	Revision of Certain Thresholds	24

Article	17	Notices	24

Article	18	Term	25

Article	19	Governing Law	25

Article	20	Arbitration	25

Article	21	Remedies Exclusive	26

Article	22	Substitution	26

Schedules

1.21		New MH Statuts

1.22		New MHI Statuts

4.1		Règlement Intérieur (Joint Committee)

4.3		Règlement Intérieur (MH)

5.4		Cash Pooling and Group Cost Allocation Arrangements of the LVMH Group

5.5		Borrowing Ratios

7.6		Deed of Adherence

9.4		Provisions Relating to the Exercise of Options

AGREEMENT

BY AND BETWEEN:

      - DIAGEO PLC, an English company with its registered office at 8 Henrietta Place, London W1G 0NB, England (hereinafter "Diageo"), represented by Roger Myddleton;

     - LVMH - MOËT HENNESSY LOUIS VUITTON S.A., a French société anonyme with its registered office at 30, avenue Hoche, 75008 Paris (hereinafter "LVMH"), represented by Pierre Godé;

     - GUINNESS FRANCE HOLDINGS S.A., a French société anonyme with its registered office at 47, rue de Monceau, 75008 Paris (hereinafter "GFH"), represented by Roger Myddleton; and

     - LVMH FASHION GROUP S.A., a French société anonyme with its registered office at 54, avenue Montaigne, 75008 Paris (hereinafter "LVMHFG"), represented by Pierre Godé.

     WHEREAS Diageo and LVMH are long-term partners in the field of marketing wine and spirits products throughout the world;

     WHEREAS Diageo and LVMH have entered for that purpose into certain agreements, in particular an agreement dated as of May 1st 1988 often referred to as the “master agreement” (hereinafter, the "Master Agreement");

     WHEREAS pursuant to an agreement dated January 20, 1994 Diageo has acquired a 34 % interest in the société anonyme Moët Hennessy;

     WHEREAS Diageo, GFH, LVMH and LVMHFG wish to continue with their relationship following the conversion of MH into a general partnership (a société en nom collectif) and the transfer of certain entities from MH to MHI, and have entered into an amendment and restatement agreement relating to this Agreement specifically with a view to such aim.

ARTICLE 1

DEFINITIONS

In this Agreement, except where the context otherwise requires, the singular includes the plural and vice-versa. In addition:

1.1	"Acting in Concert" means acting in concert within the meaning of article L 233-10 of the Commercial Code.

1.2	"Affiliate" means, with respect to any entity, any company or other entity which is controlled by such entity within the meaning of article L 233-3 of the Commercial Code.

1.3	"Affiliated Transactions" means all transactions of any kind whatsoever which are (i) proposed to be entered into between any member of the MH Group and any LVMH Related Party or any member of the MHI Group, or proposed to be entered into between any member of the MHI Group and any LVMH Related Party or any member of the MH Group, and (ii) outside of the ordinary course of business of the relevant MH Group member or MHI Group member, as the case may be; PROVIDED THAT no transaction shall be considered outside of the ordinary course of business if the aggregate value or payment of aggregate amounts involved in such transaction is less than euro 4,573,471 and such transaction is (x) a type of transaction commonly and properly entered into between French companies in the same group where one is a subsidiary with a substantial minority interest or (y) a transaction existing or previously entered into between any MH Group member and any LVMH Related Party or any member of the MHI Group, or between any MHI Group member and any LVMH Rela ted Party or any member of the MH Group (as the case may be), or a renewal of any such transaction, and either entered into in connection with the cash pooling arrangements between LVMH and its Affiliates or the allocation of group costs and expenses among LVMH and its Affiliates described in Schedule 6.1 or mentioned in the Disclosure Letter.

1.4	"Agreement" means this Agreement and its Schedules.

1.5	“Combined Accounts” means the combination of the consolidated accounts of MH Group and the consolidated accounts of MHI Group. The consolidated accounts of both the MH Group and the MHI Group should be prepared in accordance with French generally accepted accounting principles (GAAP). The Combined Accounts are to be prepared on a basis consistent with the basis upon which they would be prepared if they were to be consolidated into one group under normal French GAAP.

The preparation of the Combined Accounts should be on exactly the same basis as those prepared for the MH Group as undertaken prior to September 30, 2002 and for the avoidance of doubt the ‘combined’:

(i) profit before taxation, and

(ii) net assets,

should be the same quantum as had they been prepared on the basis undertaken prior to September 30, 2002.

In addition the Combined Accounts will includ e a pro-forma adjustment to reflect the French income tax charge/credit on the profit/loss of MH (and any subsidiaries of MH), the profits/losses of which are directly taxable on the shareholders of MH.

1.6	"Commercial Code" means the French Code de Commerce into which, inter alia, French law n° 66-537 of July 24, 1966 (as amended) was incorporated, and completed by decree n° 67-236 of March 23, 1967, as amended.

1.7	"Competitor" means any company (not being a Party or an Affiliate of a Party) which, together with its Affiliates, had in the calendar year immediately preceding the date of determination of whether such company is a Competitor a consolidated world -wide turnover from the sale of wines, spirits and other alcoholic beverages (except beer)

which equals or exceeds 45% of the combined world-wide turnover from such sales of Diageo and LVMH and their respective Affiliates in such calendar year.

1.8	"Conseil de Gérance" means the supervisory board of MH referred to in Article 2.

1.9	"Contribution Date" means the date on which the contribution of certain shareholding interests in Moët Hennessy Shanghai Ltd., UD-Moët Hennessy B.V., Moët Hennessy Nederland, Moët Hennessy Deutschland GmbH., Moët Hennessy Italia Spa., Moët Hennessy UK Ltd., Moët Hennessy Inc., M.H. - U.D.G. (Far East) Ltd. and Moët Hennessy de Mexico is made to MHI by MH.

1.10	"Damages" means damages, costs and expenses (excluding lost profits, consequential damages and punitive damages), after, in the case of damages, costs and expenses suffered by the MH Group or the MHI Group, taking into account any tax benefit to the MH Group or, as the case may be, the MHI Group derived therefrom, including the net present value of any tax benefit to be derived therefrom by the MH Group or the MHI Group in subsequent Fiscal Years.

1.11	"Disclosure Letter" shall mean the Disclosure Letter, dated January 20, 1994, delivered by LVMH to Diageo.

1.12	"Encumbrance" means any mortgage, pledge, lien, charge, assignment, hypothecation or other agreement or arrangeme nt which has the same effect as, or similar effect to, the granting of a security interest.

1.13	"Executive Board" means the conseil d’administration of MHI referred to in Article 2.

1.14	"Fiscal Year" means exercice social.

1.15	"LVMH Group" means LVMH and its Affiliates, other than Affiliates which are part of the MH Group or the MHI Group.

1.16	"LVMH Related Parties" means the LVMH Group and any person controlling LVMH and any Affiliate of any such person.

1.16b	“LVMH Vineyards” means approximately 800 hectares of champagne vineyards currently owned by LVMH and leased at the date hereof to the MH Group as further described in lease agreements, copies of which are annexed to the Disclosure Letter.

1.17	"MH" means Moët Hennessy SNC, a French société en nom collectif having its registered office at 30, avenue Hoche, 75008 Paris.

1.18	"MH Group" means MH and its Affiliates.

1.19	"MHI" means Moët Hennessy International S.A., a French société anonyme having its registered office at 30, avenue Hoche, 75008 Paris.

1.20	"MHI Group" means MHI and its Affiliates.

1.21	"New MH Statuts" means the new statuts to be adopted by MH upon its conversion into a general partnership (“société en nom collectif”) and which shall take the form set forth in Schedule 1.21.

1.22	"New MHI Statuts" means the new statuts to be adopted by MHI and which shall take the form set forth in Schedule 1.22.

1.23	"On-Going Indebtedness" means the consolidated financial indebtedness of the MH Group and the MHI Group (taken together, and excluding any suc h indebtedness outstanding on inter-company accounts or otherwise between the members of the MH Group, on the one hand, and other members of the MH Group or members of the MHI Group, on the other hand, or between the members of the MHI Group, on the one hand, and other members of the MHI Group or members of the MH Group, on the other hand), comprising the aggregate of all loans, borrowings, obligations under securitisation and other similar arrangements and any other obligations of a financial nature for or in respect of the repayment of money (including the net amounts outstanding on inter-company accounts or otherwise between the members of the MH Group or the MHI Group on the one hand and the members of the LVMH Group on the other hand) but excluding any trade debt, guarantees and indemnities, other than in respect of borrowed moneys actually drawn and in default at the time of the determination of such On-Going Indebtedness after deduction of cash and short term financial investments.

1.24	"Party" means LVMH, LVMHFG, GFH or Diageo and "Parties" means all of them.

1.25	"Principal Brands " means Moët et Chandon, Dom Perignon, Hennessy, Veuve Clicquot and Mercier.

1.26	“Sale Company” has the meaning set out in Article 9.6.

1.27	"Significant Affiliated Transaction" means any Affiliated Transaction involving an aggregate value or payment of aggregate amounts in excess of euro 4,573,471 over 12 consecutive months; PROVIDED THAT no transaction entered into pursuant to the arrangements described in Schedule 6.1 shall be a Significant Affiliated Transaction.

1.28	“Target Amount” has the meaning set out in Article 5.4.

1.29	“Tax Rate” has the meaning set out in Article 5.4.

1.30	"Transaction" means any of the following, where the aggregate value involved therein or aggregate amounts payable in respect thereof over any twelve consecutive months exceeds euro 4,573,471:

(a)	any acquisition or disposal (including the granting of option or pre-emption rights, or any other transaction having an effect similar to an acquisition or disposal) by MH or MHI, or any of their respective Affiliates, of inventory or fixed assets (including, without limitation, brands and shares);

(b)	participation by MH or MHI, or any of their respective Affiliates, in any joint venture arrangement, partnership or other profit-sharing arrangement;

(c)	the issue (by way of bonus, rights or otherwise) of any shares or other securities in MH or MHI, or any of their respective Affiliates;

(d)	the grant of any option or right to acquire or call for the issue of any shares or other securities in MH or MHI, or any of their respective Affiliates, whether by conversion, subscription or otherwise;

(e)	the redemption or purchase by MH or MHI, or any of their respective Affiliates, of any of their respective shares or the reduction in the share capital of MH or MHI, or any of their respective Affiliates; or

(f)	any Encumbrance created or given (other than in connection with any transaction previously approved by Diageo) by MH or MHI. or any of their respective Affiliates, on its assets in connection with any obligation to any party which is not a member of the MH Group or the MHI Group, to the extent such obligation is for an amount in excess of euro 4,573,471;

PROVIDED THAT no such transaction (i) involving only members of the MH Group and/or members of the MHI Group which are at least 85% owned (x) directly by MH or MHI (as the case may be) or (y) indirectly through a chain of 85% (or more) owned Affiliates of MH or MHI (as the case may be) or (ii) to be entered into in the ordinary course of business of the relevant member of the MH Group or MHI Group (as the case may be) or (iii) which is a disposal specifically identified in, or is an acquisition of a type specifically identified in, the consolidated annual budget for MH or MHI (as the case may be) for the year in which such transaction occurs, shall be a "Transaction".

ARTICLE 2

EXECUTIVE BOARD/CONSEIL DE GERANCE

2.1		All of the shares in MH and MHI held by Diageo, GFH or their Affiliates shall be classified as "Cla ss B shares" and all the remaining shares in MH and MHI (representing 66% of the total then outstanding capital of MH and MHI respectively) shall be classified as Class A shares. Class B shares and Class A shares shall entitle their holders to the same rights, except as set forth below. The above classification of the shares in MH and MHI, and the related rights and obligations of the holders of each such class of shares shall be reflected in the New MH Statuts or the New MHI Statuts as the case may be.

2.2	(a)	In respect of MH, a Conseil de Gérance shall be created. The Conseil de Gérance shall comprise six members, including four members elected from candidates nominated by holders of Class A shares and two members elected from candidates nominated by holders of Class B shares.

	(b)	In respect of MHI, the Executive Board shall comprise six members, including four members elected from candidates nominated by holders of Class A shares and two members elected from candidates nominated by holders of Class B shares.

2.3	The mission of the Conseil de Gérance shall be to assist the Gérant, and the mission of the Executive Board shall be to assist the Président-Directeur Général or, as the case may be, the Directeur Général or the Directeurs Généraux Délégués, in each case in all important decisions concerning the good running of MH or MHI respectively, and in accordance with the provisions of the New MH Statuts or the New MHI Statuts as the case may be. In particular, the Conseil de Gérance will be required to give its prior authorisation for certain acts and decisions to be taken by theGérant and the Executive Board will be required to give its prior authorisation for certain acts and decisions to be taken by the Président-Directeur Général or, as the case may be, the Directeur Général or the Directeurs Généraux Délégués.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	LVMH and LVMHFG each hereby makes (in relation to itself only) to each of Diageo and GFH each of the representations and warranties set forth below:

	(a)	Organisation - it is a corporation duly incorporated under the laws of France; and

	(b)	Authorisation - it has full power, right and authority to execute this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed by it and constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

3.2	Diageo and GFH hereby makes (in relation to itself only) to each of LVMH and LVMHFG each of the representations and warranties set forth below:

	(a)	Organisation - it is a corporation duly incorporated under the laws of England and Wales (in the case of Diageo) or France (in the case of GFH); and

	(b)	Authorisation - it has full power, right and authority to execute this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed by it and constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

ARTICLE 4

JOINT COMMITTEE

4.1	LVMH and Diageo have established, and the Parties shall not dissolve, a Joint Committee in respect of both MH and MHI comprising four members appointed by LVMH and/or LVMHFG and two members appointed by Diageo and/or GFH; PROVIDED THAT three of the four members of the Joint Committee appointed by LVMH and/or LVMHFG are and shall continue to be, and the members of the Joint Committee appointed by Diageo and/or GFH, are and shall, in so far as possible, continue to be, the same as the physical persons representing LVMH and/or LVMHFG, or Diageo and/or GFH (or a corporate director of Diageo and/or GFH) respectively on the Conseil de Gérance of MH and the Executive Board of MHI. or the Gérant of MH. The members of the Joint Committee have adopted and will not a mend or revoke (save as set out below) the règlement intérieur as set forth on Schedule 4.1 for the purpose of regulating the functioning of the Joint Committee; PROVIDED THAT , in the event of any conflict between the provisions of the règlement intérieur and the provisions of this

Agreement, the provisions of this Agreement shall prevail. The Joint Committee shall meet at least six times in each Fiscal Year of MH and MHI and on such other occasions as are required by the best interests of MH and/or MHI. The making of any recommendation or taking of any other act (including, without limitation, the adoption, and any subsequent amendment, of the règlement intérieur ) by the Joint Committee shall require the affirmative vote of a majority of its members. The Joint Committee shall be advisory only and its recommendations shall not obligate LVMH, any member of the MH Group or any member of the MHI Group to act in accordance therewith.

4.2	(a)	LVMH shall cause each member of the Joint Committee to be provided with such reasonable level of information as to enable him to take an informed view of any subject to be discussed by the Joint Committee pursuant to this Article 4.2(a). The Joint Committee will be given the opportunity to discuss, and make any recommendation it deems fit in respect of, any action being taken in respect of the following, prior to the taking of such action:

(i)	(A)	appointment of the Gérant or of a second Gérant of MH and, in the case of any of such Gérants of MH being a legal entity, the appointment of the gérant or any other type of chief executive officer of such legal entity and any subsequent successor(s) to such respective positions;

	(B)	appointment of the Président-Directeur Général or, as the case may be, the Directeur Général or any Directeurs Généraux Délégués of MHI and any subsequent successor(s) to such position;

(ii)	appointment of the successors of the current Présidents-Directeurs Généraux or, as the case may be, Directeurs Généraux or Gérants (or the equivalent) of MH or MHI A ffiliates owning Principal Brands and any subsequent successor(s) to such position(s);

(iii)	establishment of committees of the Conseil de Gérance of MH or of the Executive Board of MHI;

(iv)	adoption of the Combined Accounts (both annual and management accounts) or (if applicable) of any separate consolidated annual financial statements and management accounts of MH or MHI;

(v)	adoption or significant variance of any significant aspect of the marketing, financial or business strategy or policy for MH, MHI and any of their respective Affiliates owning a Principal Brand or the annual turnover of which represented over 5% of the turnover reflected in the Combined Accounts for the preceding Fiscal Year;

(vi)	any Transaction;

(vii)	change of any significant distributor of the products of any member of the MH Group or the MHI Group with respect to any of the Principal Brands;

		(viii)	annual consolidated budgets for the MH Group and the MHI Group, and any variation in excess of 10% in the amounts budgeted for capita l expenditures or for programs for the disposal of assets in any such annual consolidated budget, to the extent that the amount originally budgeted for such item was in excess of euro 15,244,902; and

		(ix)	appointment of the acting or deputy commissaires aux comptes of MH or MHI, one of which shall necessarily be an accounting firm of international standing, or filing of a petition with the competent commercial court for the removal of the commissaires aux comptes.

All information of a financial nature to be provided to the Joint Committee pursuant to this Article 4.2(a) shall be prepared and provided (mutatis mutandis) in accordance with the current LVMH practices regarding the provision of financial information to Diageo.

	(b)	Upon discovery of any alleged b reach by LVMH of its obligations under Article 4.2(a), Diageo and/or GFH shall give notice thereof to LVMH, which shall have a period of 60 days following its receipt of such notice to cure such breach (in the case of any breach capable of cure) by submitting a posteriori to the Joint Committee for discussion and comments the matter with respect to which the breach was allegedly committed. The Parties agree that any breach so cured shall not be taken into account by any arbitrator in determining, for the p urposes of Article 9.2, whether LVMH has been in repeated, significant and wilful breach of its obligations under Article 4.2(a).

4.3	(a)	LVMH has caused each of MH and MHI to adopt a règlement intérieur as set forth on Schedule 4.3(a) applicable to MH, MH I and all of their respective Affiliates. In the event of any conflict between the remaining provisions of this Article 4.3(a) and the provisions of the règlement intérieur , the provisions of this Article 4.3(a) shall prevail. Prior to the acquisition by MH, MHI or any such Affiliate (or, where MH and/or MHI and/or more than one such Affiliate is involved in a single acquisition, by all of the involved MH Group members and MHI Group members taken on an aggregated basis) of assets for a purchase price exceeding 10% of consolidated sales reflected in the Combined Accounts for the Fiscal Year preceding such acquisition, LVMH shall cause the Présidents-Directeurs Généraux or, as the case may be, the Gérants or Directeurs Généraux of such Affiliate or Affiliates (as the case may be) to submit the proposed acquisition to the Conseil de Gérance or, as the case may be, the Executive Board for its approval. The approval by the Conseil de Gérance or, as the case may be, the Executive Board of any such acquisition shall require the affirmative vote of at least one member of the Conseil de Gérance or the Executive Board nominated by the holders of Class B shares. For the purposes of this Article 4.3(a), any series of acquisitions related to the same object and entered into within any period of twelve months between the same parties (or their respective Affiliates, and, for this purpose, each member of the MH Group shall be deemed, if it would not otherwise be so, to be an Affiliate of each member of the MHI Group, and each member of the MHI Group shall be deemed, if it would not otherwise be so, to be an Affiliate of each member of the MH Group) shall be deemed a single acquisition, whether or not the consummation of such acquisitions is simultaneous. Diageo shall cause the members of the Conseil de Gérance and the Executive Board nominated by the holders of Class B shares not to withhold their approval of any acquisition referred to the Conseil de Gérance or, as the case may be, the Executive Board in accordance with the New MH Statuts, the New MHI Statuts or the règlement intérieur without valid and reasonable grounds, which shall be notified in writing to all members of the Conseil de Gérance or, as the case may be, the Executive Board.

(b)	In the event that MH, MHI o r any of their respective Affiliates shall make an acquisition in violation of the provisions of the règlement intérieur described above, then, within 60 days of Diageo and/or GFH giving notice to LVMH requiring it to do so (which notice shall be given no later than 60 days after the discovery by Diageo or GFH of such acquisition), LVMH shall purchase (free of any obligation set forth in Article 11) from the relevant member of the MH Group or the MHI Group the assets acquired in the violating acquisition for a consideration equal to the total cost incurred by the relevant member of the MH Group or the MHI Group in connection with or arising from such acquisition, after taking account of any amounts received by such member of the MH Group or the MHI Group (as the case may be) in connection with such acquisition, including, without limitation, by way of indemnification, so as to place the relevant member of the MH Group or the MHI Group (as the case may be) in the same position as if the violating acquisition had not occurred.

ARTICLE 5

OPERATIONS OF MH AND MHI

5.1	The Parties shall ensure that:

	(a)	the Gérant(s) of MH (and/or, in the event that any Gérant is a corporate entity, the gérant or, as the case may be, the président-directeur général or the directeur général of such corporate entity) and the majority of the members of the Conseil de Gérance of MH; and

	(b)	the majority of the members of the Executive Board of MHI,

shall be persons with practical experience in the wine and spirits industry.

5.2	(a)	Upon execution of this Agreement and of the adopting of the New MH Statuts by the partners of MH, MH Management SARL shall be appointed Gérant of MH and Mr. Christophe Navarre shall hold the position of sole gérant of MH Management SARL. After Mr. Christophe Navarre ceases to hold such position, the new Gérant of MH (and/or, in the event that any Gérant is a corporate entity, the gérant or, as the case may be, the président-directeur général or the directeur général of such corporate entity) shall be proposed b y the Président-Directeur Général of LVMH after full consultation with the Chairman of Diageo. The same procedure shall be followed with respect to the appointment of any subsequent or additional Gérant(s) of MH Management SARL or MH.

(b)	Upon execution of this Agreement and of the adopting of the New MHI Statuts by the shareholders of MHI, Mr Christophe Navarre shall be appointed Président-Directeur Général of MHI. After Mr. Christophe Navarre ceases to hold such position, the new Président-Directeur Général of MHI (who shall be elected by the shareholders from among members of the Executive Board representing LVMH) shall be proposed by the Président-Directeur Général of LVMH after full consultation with the Chairman of Diageo. The same procedure shall b e followed with respect to the appointment of any subsequent Président-Directeur Général of MHI.

5.3	The activities of the MH Group and of the MHI Group shall be limited to the production and distribution of wine and spirits products, and any activities directly ancillary or related thereto, unless the Parties jointly agree otherwise in writing.

5.4	The Parties agree that the dividend policy of MH and of MHI shall be as follows. The Gérant (in the case of MH) and the Executive Board (in the case of MHI) shall, whenever appropriate, (i) declare interim dividends, and/or (ii) recommend, and the shareholders in MH and MHI, as the case may be, shall declare, whenever appropriate, year-end dividends.

MH and MHI taken together shall distribute as dividends (and L VMH, LVMHFG and GFH shall vote the shares held by them to approve any recommendations of, and shall otherwise take such actions as shall be necessary to have the Conseil de Gérance and/or the Executive Board declare and pay, such distributions), as soon as reasonably practical after the end of each Fiscal Year, the highest percentage of MH’s and MHI's combined consolidated profits for such year (as set out in the Combined Accounts for such year) as is reasonably possible, after taking into consideration the best interests of MH and MHI as a whole as well as their future business operations and prospects and financing requirements related thereto PROVIDED THAT the distribution shall in all cases (subject to the Commercial Code) include a distribution of the full amount of MH’s individual stand-alone profits for such year.

In the absence of extraordinary circumstances, or except as otherwise prohibited under the Commercial Code, the dividends paid from MH and MHI in respect of any given year will in aggregate equal at least the sum of (i) 50% of MH and MHI’s combined consolidated profits in any given year (as set out in the Combined Accounts for such year), (ii) an amount equal to the theoretical tax on the French taxable profits for the given year of MH and any subsidiaries of MH the profits of which are directly taxable on the partners of MH, such amount being calculated by multiplying the profits contained in the tax returns of the relevant companies by the Tax Rate for the given year and (iii) an amount equal to MH’s losses of the given year for statutory book purposes which will be borne by the partners of MH pursuant to Article 25 of the New MH Statuts.

If any dividends to be paid by MH and MHI in any given year would in aggregate exceed the Target Amount, GFH and LVMHFG shall immediately prior to such distribution undertake, in a form reasonably satisfactory to Diageo and LVMH, to re-invest, by way of subscription for new shares in either MH or (if agreed between Diageo and LVMH) MHI, an amount equal to the relevant party’s pro-rata share of the difference between the sum of the dividends actually paid and the Target Amount (or a pro -rata share of any lesser amount that may be determined by MH and MHI).

In these provisions, the “Tax Rate” shall be the French standard tax rate plus any additional contributions or other amounts levied on corporate income, as required by the French tax authorities at the relevant time.

In connection with such dividend policy, the Parties, acting together, shall cause MH and/or MHI to procure such distributions of profits from their respective Affiliates as are necessary to facilitate compliance with such dividend policy. For the purposes of clarification, the reduction of available cash in MH and/or MHI resulting from any loan from any member of the MH Group or any member of the MHI Group to any LVMH Related Party (other than loans made pursuant to the cash pooling arrangements between LVMH and its Affiliates described in Schedule 5.4) shall not be taken into account when determining the highest percentage of consolidated profits in any given year which may be distributed or the existence of extraordinary circumstances respectively in respect of MH or MHI.

5.5	(a)	The Parties agree that the borrowing policy of the MH Group and the MHI Group shall be as follows. The MH Group and the MHI Group taken together shall not, in the absence of extraordinary circumstances, incur On-Going Indebtedness which would result in non-compliance in aggregate with the OnGoing Indebtedness/equity ratio or interest coverage ratio set forth in Schedule 5.5 for a period of 90 days.

	(b)	The Parties agree that the positive and negative current account balances of MH, MHI and their respective Affiliates may be included within the scope of the LVMH Group's treasury operations, as described in Schedule 5.4, for the purposes of netting of credit and debit balances in current accounts with LVMH Group bankers; PROVIDED, HOWEVER, THAT LVMH will indemnify MH, MHI and their respective Affiliates for any losses of principal monies arising from such netting arrangements and that MH, MHI and/or their respective Affiliates will pay to or receive from LVMH interest at market rates in respect of such balances.

	(c)	In the event that any member of the MH Group or of the MHI Group shall make a loan to LVMH or one of its Affiliates (other than pursuant to the cash pooling arrangements between LVMH and its Affiliates described in Schedule 6.1) or Diageo or one of its Affiliates, such MH Group member or MHI Group member shall contemporaneously offer to make a loan to the other Party, on pari passu terms and conditions, such that the aggregate amount of such loans is divided between the Parties pro rata to their relative shareholdings in MH (in the case of a loan made by a member of the MH Group) or MHI (in the case of a loan made by a member of the MHI Group).

5.6	Without prejudice to the specific provisions of this Agreement, LVMH, LVMHFG and GFH shall use their powers and influence as partners in MH to have regard to the interests of MH, and shall use their powers and influence as shareholders in MHI to have regard to the interests of MHI. The Parties shall further generally use all reasonable endeavours to implement the objectives of this Agreement.

5.7	LVMH hereby undertakes that as long as MH Management SARL is a Gérant of MH, MH Management SARL will be a (direct or indirect) wholly owned subsidiary of LVMH,

the activity of which shall be exclusively dedicated to the management of MH, by holding the position of Gérant. LVMH undertakes that the above undertaking shall apply also to any other legal entity which may be appointed as Gérant of MH, either as a second Gérant or in replacement of MH Management SARL, or their successive successor(s) to such positions.

5.8	In respect of each Affiliate of MH which has the legal form of an unlimited partnership, an unlimited company or any unlimited other entity (including, without limitation, JAS Hennessy & Co., Veuve Clicquot Ponsardin & Co. and Champagne Moët & Chandon), LVMH shall have the right to appoint several gérants, subject to Diageo being consulted prior to such appointment and being supplied with such reasonable information regarding the proposed appointee as it may reasonably request, and LVMH shall, in good faith, consider any reasonable objections raised by Diageo as to such appointment.

5.9	LVMH shall provide or procure that MH provides to GFH any information or documents relating to MH taxable income reasonably required by GFH for the purposes of completing or filing its French tax return within good time to enable such return to be filed by the applicable due date and any associated or supporting papers to such return required for preparing an answer to any tax deficiency notice received by it. In addition, LVMH shall consider, in good faith, any further requests made by GFH for further information or documents and shall, if it considers the request reasonable, provide or procure MH to provide such requested information and documents.

ARTICLE 6

TRANSACTIONS WITH LVMH RELATED PARTIES

6.1	(a)	LVMH shall cause each member of the Joint Committee to be provided with such reasonable level of information as to enable him to take an informed view on all proposed Affiliated Transactions. The Joint Committee may make any recommendation it deems fit in respect of any Affiliated Transaction notified to it.

	(b)	If any representative of Diageo or GFH on the Joint Committee objects to the execution by the relevant MH Group member or MHI Group member of any Affiliated Transaction notified to the Joint Committee, or if otherwise required by the Commercial Code, such Affiliated Transaction shall be notified to the Conseil de Gérance (in the case of an objection in connection with the execution by an MH Group member) or the Executive Board (in the case of an objection in connection with the execution by an MHI Group member) for its approval. For the purposes of granting such approval, except as otherwise required by the Commercial Code, each member of the Conseil de Gérance or the Executive Board (as the case may be) shall be entitled to vote. Diageo and GFH shall cause their representatives on the Joint Committee not to object to the execution of any Affiliated Transaction without valid and reasonable grounds, which shall be notified in writing to all members of the Joint Committee; PROVIDED THAT no determination as to the invalidity or unreasonableness of Diageo's or GFH’s grounds for objection shall prevent any accounting firm from delivering an opinion pursuant to Article 6.1(c) as to, or any arbitrator from considering, whether or not any relevant Significant Affiliated Transaction is at least as favourable to the relevant member of the MH Group or the MHI Group (as the case may be) as a transaction on arms-length terms.

(c)	Any Significant Affiliated Transaction objected to by any of Diageo's or GFH’s representatives on the Joint Committee, approved by the Conseil de Gérance or the Executive Board pursuant to Article 6.1(b) and executed by the relevant member of the MH Group or MHI Group following such approval and, at the request of Diageo or GFH, any Significant Affiliated Transaction entered into without consulting the Joint Committee as provided in Article 6.1(a), shall, even if not required pursuant to the Commercial Code, be notifiedto Ernst & Young Audit or, if Ernst & Young Audit is not at that time the acting or deputy commissaire aux comptes of MH (in respect of such a transaction executed by a member of the MH Group) or MHI (in respect of such a transaction executed by a member of the MHI Group), such other accounting firm of international standing as is, at such time, the acting or deputy commissaire aux comptes of MH or MHI as the case may be (the "Auditor"). In connection with any such notification, Diageo and GFH shall have the right to request that the Auditor prepare a report on the relevant Significant Affiliated Transaction on an accelerated basis and deliver an opinion as to whether or not such Significant Affiliated Transaction is at least as favourable to the relevant m ember of the MH Group or the MHI Group (as the case may be) as a transaction on arms-length terms.

6.2	In the event that the Auditor, in respect of any Significant Affiliated Transaction referred to it under Article 6.1, delivers an opinion that such Signi ficant Affiliated Transaction is not at least as favourable to the relevant member of the MH Group or the MHI Group (as the case may be) as a transaction on arms-length terms, then Diageo shall have the right (at its sole option) to either:

(a)	subject to giving six months' advance notice in writing to LVMH, require LVMH to purchase (i) all of Diageo's (and/or its Affiliates’) shares in both MH and MHI or (ii) (subject to Diageo being deemed to give a warranty in the form set out in Article 9.6 to LVMH) all of Diageo’s (and/or its Affiliates’) shares in GFH or, with the prior written consent of LVMH (such consent not to be withheld unless LVMH furnishes to Diageo an opinion from a law firm of international repute stating that LVMH would not, in the circumsta nces, be unreasonable in withholding its consent), in any other wholly owned direct or indirect subsidiaries of Diageo together holding all of Diageo’s (and/or its Affiliates’) shares in MH and MHI, in each case at a price equal to the fair market value of Diageo’s (and/or its Affiliates’) shares in MH and MHI (taken together), as determined as set forth in Article 9.3 PROVIDED THAT if Diageo gives notice pursuant to this clause less than thirty months after the Contribution Date, option (ii) will automatically apply; or

(b)	recover damages from LVMH in an amount equal to the product of (x) the percentage of MH's share capital then held by Diageo (and/or its Affiliates) and (y) all Damages suffered by MH (if any), directly or through any of its Affiliates, plus the product of (v) the percentage of MHI's share capital then held by Diageo (and/or its Affiliates) and (w) all Damages suffered by MHI (if any), directly or through any of its Affiliates, in either case as a result of the relevant Significant Affiliated Transaction.

The right of Diageo to exercise such option shall expire 45 days after the date on which the opinion of the Auditor in question is rendered, without prejudice to any future Significant Affiliated Transactions giving a right to exercise the option granted pursuant to this Article 6.2.

ARTICLE 7

RIGHTS OF FIRST REFUSAL

7.1	Transfer of MH Shares and MHI Shares

	(a)	If any shareholder in MH or MHI elects to sell or otherwise dispose of any or all of its shares in MH or MHI, it shall be prohibite d from making such sale or disposal unless it also simultaneously sells or disposes of an equivalent percentage of its shares in MHI or MH (as applicable) to the same transferee, such that the shareholder concerned shall continue to hold an equal percentage of shares in both MH and MHI.

	(b)	If either LVMH, LVMHFG or GFH (the "Transferor") elects to sell or otherwise dispose of any or all of its shares in MH and MHI, the Transferor shall first offer the same to the Other Party as set forth below. For the purposes of this Article 7, the “Other Party” shall mean, if either LVMH or LVMHFG is a Transferor, GFH or, if GFH is a Transferor, LVMH.

The Transferor shall first send a written notice to the Other Party indicating:

(i)	the identity of the potential acquiror (the "Potential Acquiror");

(ii)	the number of shares in MH and MHI to be so transferred (the "Transferred Shares");

(iii)	the price and the other terms and conditions on which the Potential Acquiror, pursuant to a bona fide offer, is willing to purchase the Transferred Shares; PROVIDED THAT , where such price, terms and conditions include non-cash consideration, such notice shall specify the value attributed by the Potential Acquiror to such non-cash consideration.

The Other Party shall have a period of 30 days, extended by any period necessary to allow fulfilment of any regulatory requirements, starting on the date of receipt of the above -mentioned notice to elect, if it so desires, to acquire all, but not less than all, of the Transferred Shares at the price and upon the other terms and conditions offered by the Potential Acquiror (but substituting for any non-cash consideration cash in an amount equal to the value of the non-cash consideration to be paid by the Potential Acquiror); PROVIDED THAT in the event the Potential Acquiror is a party controlling (including, in the case of LVMH, a LVMH Related Party) the Transferor, the Other Party shall have the option of purchasing the Transferred Shares at their fair market value, as determined in accordance with Article 9.3, instead of at the price offered by the Potential Acquiror. Any election by a Party to exercise a right of first refusal granted pursuant to this Section 7.1(a) shall be notified by such Party to the Transferor within the 30-day period mentioned above, extended by any period necessary to allow fulfilment of any regulatory requirements. If the Other Party fails to send a notice to the Transferor within said time period or if its offer to purchase the Transferred Shares differs in any material respect from the offer of the Potential Acquiror, such Other Party shall be deemed to have declined to exercise its right of first refusal, and the Transferor shall then be free to transfer the Transferred Shares to the Potential Acquiror on the terms and conditions set forth in the first notice referred to above.

(c)	The provisions of Article 7.1(a) above shall not apply to the transfer by either LVMH or Diageo (or their respective Affiliates) of any or all of its respective shares in MH and MHI to any of its respective Affiliates, PROVIDED THAT said Party notifies the Other Party in advance of any such transfer and:

(i)	provides the Other Party with an unconditional undertaking by the concerned Affiliate to comply with the provisions of this Agreement and undertakes to be jointly and severally liable to the Other Party in respect of the performance by the concerned Affiliate of such obligation; and

(ii)	provides the Other Party with an unconditional undertaking to repurchase, and an undertaking by the concerned Affiliate to sell, all the shares in MH and MHI so transferred if at any time the transferring Party ceases to control more than 50% of the outstanding equity and voting stock of the concerned Affiliate.

All shares transferred to an Affiliate of a Party shall be treated for all purposes of this Agreement (other than this Article 7.1(b)) as if they were held directly by such Party.

(d)	In the event that either Diageo or LVMH or their respective Affiliates wish to dispose of any shares in MH and MHI which would, in the case of LVMH, reduce the aggregate holding of LVMH and its Affiliates below 50% of the share capital of MH and MHI or, in the case of Diageo, reduce the aggregate holding of Diageo and its Affiliates below 34% of the share capital of MH and MHI, then the proposed disposal by LVMH or Diageo or their respective Affiliates (as the case may be), must be in respect of all of the aggregate shareholding in MH and MHI of LVMH and its Affiliates or Diageo and its Affiliates (as the case may be), which must be offered to Diageo (in the case of LVMH and/or its Affiliates wishing to dispose) or LVMH (in the case of Diageo and/or its Affiliates wishing to dispose) in accordance with Article 7.1(a).

(e)	In the event that either LVMH, LVMHFG or GFH, a s applicable, has not elected to acquire the Transferred Shares of MH in accordance with the provisions of Article 7.1 (a) above AND has subsequently refused to consent to the transfer of such Transferred Shares of MH pursuant to article L. 221-13 of the Commercial Code, the relevant non-consenting Party(ies) undertake(s) to acquire such Transferred Shares of MH notwithstanding the fact that such Party(ies) did not previously elect to acquire the Transferred Shares of MH, in accordance with Article 7.1.

(f)	Except as created pursuant to this Article 7, or as set forth in the Disclosure Letter, each of Diageo and LVMH undertakes to the other that it shall not at any time create or permit to subsist any Encumbrance on or affecting any of the shares in MH or MHI held by it or by any of its Affiliates.

(g)	This Agreement shall automatically terminate in the event that LVMH and/or its Affiliates, following the failure by Diageo and/or its Affiliates to exercise its right of first refusal pursuant to Article 7.1, sells to any third party all or any part of its interest in MH and MHI such that, following such sale, LVMH and its Affiliates (taken together) own less than 50% of the outstanding equity interests in MH and MHI.

7.2	LVMH Vineyards

Article intentionally left blank.

7.3	Transfers of Interests in Material Affiliates and Principal Brands

Except as provided in Section 1.9(c) of the Disclosure Letter, if MH, MHI or any of their respective Affiliates elects to sell or otherwise dispose of any interest in any Affi liate owning a Principal Brand or generating sales in excess of 5% of the consolidated total sales reflected in the Combined Accounts for the Fiscal Year immediately preceding such proposed sale or disposal, or if any member of the MH Group or any member o f the MHI Group elects to dispose of any Principal Brand or any interest or rights relating thereto (other than licenses granted in the ordinary course of business), in each case to any person other than a member of the MH Group or the MHI Group which is at least 99% owned directly by MH or MHI or indirectly through a chain of 99% (or more) owned Affiliates, then MH, MHI or the relevant Affiliate shall first offer the same to Diageo on the terms and conditions set forth in Article 7.1(a) (substituting the relevant Principal Brand (or interests or rights relating thereto) or interest in the relevant Affiliate for the "Transferred Shares" and Diageo for the "Other Party").

7.4	Any transfer of shares in MH under this Article 7 or otherwise under this Agreement shall be implemented in compliance with the provisions of the Commercial Code relating to transfer of shares in a general partnership (“société en nom collectif”).

7.5	Any registration duties (“droits d’enregistrement”) to be due in connection with any tra nsfer of shares in MH and MHI shall be paid by the transferee.

7.6	Without prejudice to Article 7.1(f), any person (other than a Party) becoming a shareholder of MH and MHI, in particular by virtue of a transfer of shares in MH and MHI in accordance with the provisions of this Agreement shall first execute a deed of adherence, a form of which is set out in Schedule 7.6, in order for such person to become bound by this Agreement. Failure for such person to execute such a deed of adherence shall result in the transfer of shares concerned not being enforceable against the remaining shareholders in MH and MHI.

ARTICLE 8

STANDSTILL

8.1	(a)	LVMH agrees with Diageo that, subject to the provisions of Articles 8.1(b), 8.2 and 8.5, it shall not, whether directly, or indirectly through any of its Affiliates or by Acting in Concert with any other person (the shares held by any such person being deemed, for the purposes hereof, to be held by LVMH), acquire any of the issued ordinary shares of Diageo (the "Diageo Shares" or Interests in Diageo Shares (as defined below) beyond LVMH's holding at the date hereof other than (i) Diageo Shares, and Interests in Diageo Shares, allocated or offered in respect of such holding of Diageo Shares pursuant to a capitalisation issue or rights issue and (ii) in the event of a capital increase reserved to one or more persons other than LVMH or any of its Affiliates or any person with whom it is Acting in Concert, such number of Diageo Shares or Interests in Diageo Shares as is necessary to avoid any dilution of LVMH's holding of Diageo Shares at the time of such capital increase (which number of Diageo Shares or Interests in Diageo Shares may be purchased by LVMH on the open market or otherwise).

	(b)	The provisions of Article 8.1(a) shall be suspended with effect from the date on which any person or group of persons Acting in Concert shall announce a firm intention to make a tender offer for shares in Diageo until the date, if any, on which such offer lapses (either by reason of failure to sa tisfy any conditions of such offer or otherwise). Upon the lapse of such offer the provisions of Article 8.1(a) shall resume in full force and effect but there shall be substituted for LVMH's holding at the date hereof the percentage of Diageo Shares, and Interests in Diageo Shares, held directly or indirectly by LVMH immediately following the lapse of the offer.

8.2	Article 8.1 shall not prevent acquisitions of Diageo Shares or interests in Diageo Shares from time to time where, following such acquisitions, the holding (whether direct or indirect) of Diageo Shares and interests in Diageo Shares of LVMH remains below 15%.

8.3	(a)	Diageo agrees with LVMH that, subject to the provisions of Article 8.5, it shall not, whether directly, or indirectly through any of its Affiliates or by Acting in Concert with any other person (the shares held by any such person being deemed, for the purposes hereof, to be held by Diageo), acquire any of the ordinary issued shares of LVMH (the "LVMH Shares") or any Interests in LVMH Shares (as defined below).

	(b)	The provisions of Article 8.3(a) shall be suspended with effect from the date on which any person or group of persons Acting in Concert shall announce a firm intention to make a tender offer for shares in LVMH until the date, if any, on which such offer lapses (either by reason of failure to satisfy any conditions of such offer or otherwise). Upon the lapse of such offer the provisions of Article 8.3(a) shall resume in full force and effect but there shall be an exception such that there shall be no prohibition in respect of LVMH Shares or interests in LVMH Shares from time to time where, following such acquisitions, the holding (whether direct or indirect) of LVMH Shares and interests in LVMH Shares of Diageo remains below the holding of LVMH Shares, and Interests in LVMH Shares, held directly or indirectly by Diageo immediately following the lapse of the offer and clauses (i) and (ii) of Article 8.1(a) shall apply to Article 8.3(a) mutatis mutandis.

8.4	For the purposes of this Article 8, "Interest in Diageo Shares" and "Interest in LVMH Shares" shall mean any interest or right in or over Diageo Shares or LVMH Shares, respectively, including by way of option, charge, lien, contract, trust or other agreement, conferring either an ability to direct the voting of such shares or any right to receive, directly or indirectly, the economic benefits derived from such shares.

8.5	Neither Diageo nor LVMH shall be deemed to have breached its obligations under Article 8.3 or Article 8.1, respectively, if its holdings in the other Party increase by reason of an acquisition of any going concern to the extent that (i) the book value of the shares of voting stock in that other Party as it appears in the books of such going concern does not exceed 10% of the book value of all the assets of said going concern and (ii) Diageo or LVMH, as the case may be, causes the going concern to sell, within six (6) months of said acquisition, the shares of voting stock in that other Party held by said going concern.

8.6	Article intentionally left blank.

8.7	The undertakings set forth in Articles 8.1 and 8.3 shall remain effective until the earlier of:

(a)	April 27, 2004;

(b)	in the case of the undertakings of LVMH, upon the date of any Control Event in respect of Diageo;

(c)	in the case of the undertakings of Diageo, upon the date of any Control Event in respect of LVMH; and

(d)	the termination of this Agreement, whether as a result of Diageo's ceasing to hold (directly or through one of its Affiliates) at least 34% of the equity in MH and MHI outstanding from time to time, or otherwise.

8.8	Each of Diageo and LVMH submits to the non-exclusive jurisdiction of each of the Tribunal de Commerce de Paris and the High Court of Justice in England for all purposes in respect of this Article 8 so that in the event of a breach or alleged breach by either Party of its obligations under this Article 8 the other Party shall be free to seek and obtain a full range of remedies in respect of the enforcement of these obligations.

ARTICLE 9

PUT OPTIONS

9.1	Subject to the giving of a minimum of six months' advance notice in writing to LVMH, Diageo may (at its sole option) require LVMH to purchase (i) all of Diageo's (and/or its Affiliates’) shares in both MH and MHI or (ii) (subject to Diageo being deemed to give a warranty in the form set out in Article 9.6 to LVMH) all of Diageo’s (and/or its Affiliates’) shares in GFH or, with the prior written consent of LVMH (such consent not to be withheld unless LVMH furnishes to Diageo an o pinion from a law firm of international repute stating that LVMH would not, in the circumstances, be unreasonable in withholding its consent), in any other wholly owned direct or indirect subsidiaries of Diageo together holding all of Diageo’s (and/or its Affiliates’) shares in MH and MHI, in each case at a price equal to 80% of the fair market value of Diageo’s (and/or its Affiliates’) shares in MH and MHI (taken together), as determined in accordance with Article 9.3 PROVIDED THAT if Diageo gives notice pursuant to this clause less than thirty months after the Contribution Date, option (ii) will automatically apply.

9.2	In the event that LVMH is held, pursuant to an arbitration award rendered pursuant to the provisions of Article 20, to be in repeated, significant and wilful breach of its obligations set forth in Article 4.2 and/or its obligation to consult the Joint Committee pursuant to Article 6.1, Diageo shall have the right (at its sole option) to either:

(a)	subject to giving six months' advance notice in writing to LVMH, require LVMH to purchase (i) all of Diageo's (and/or its Affiliates’) shares in both MH and MHI or (ii) (subject to Diageo being deemed to give a warranty in the form set out in Article 9.6 to LVMH) all of Diageo’s (and/or its Affiliates’) shares in GFH or, with the prior written consent of LVMH (such consent not to be withheld unless LVMH furnishes to Diageo an opinion from a law firm of international repute stating that LVMH would not, in the circumstances, be unreasonable in withholding its consent), in any other wholly owned direct or indirect subsidiaries of Diageo together holding all of Diageo’s (and/or its Affiliates’) shares in MH and MHI at a price equal to the fair market value of Diageo’s (and/or its Affiliates’) shares in MH and MHI (taken together), in each case as determined as set forth in Article 9.3 PROVIDED THAT if Diageo gives notice pursuant to this clause less than thirty months after the Contribution Date, option (ii) will automatically apply; or

(b)	recover damages from LVMH in an amount equal to the product of (x) the percentage of MH's share capital then held by Diageo and (y) the aggregate amount of all Damages suffered by MH, directly or through any of its Affiliates, plus the product of (v) the percentage of MHI's share capital then held by Diageo and (w) the aggregate amount of all Damages suffered by MHI, directly or through any of its Affiliates, in either case as a result of the triggering breaches.

The right of Diageo to exercise such option shall expire 45 days after the date on which the arbitration award in question is rendered, without prejudice to any future arbitration in respect of any subsequent breaches giving a right to exercise the option granted pursuant to this Article 9.2.

9.3	For the purposes of this Agreement, the fair market value of the shares in MH and MHI held by Diageo shall (subject to Article 10) be determined by agreement between Diageo and LVMH or, in the absence of such agreement within 15 days of a Party giving notice of exercise o f the relevant put or call option, in accordance with the guidelines set forth below, by two independent, internationally-recognised investment banking firms or other appropriate experts, one selected by LVMH and one selected by Diageo. Each of LVMH and Diageo shall appoint such a firm or other expert within 30 days of a Party's giving notice of its exercise of any put or call pursuant to this Agreement. The investment banking firms or experts so appointed shall determine the fair market value of the shares subject to the option by multiplying the fair market value of the entirety of the share capital of MH and MHI (taken together) (determined taking into account the factors listed below) by a fraction, the denominator of which is the total number of MH shares outstanding plus the number of MHI shares outstanding and the numerator of which is the number of MH shares being sold plus the number of MHI shares being sold pursuant to the exercise of the relevant put or call. In determining the fair market value of the share capital of MH and MHI (taken together), the investment banking firms or other experts shall take into account all factors which would be expected to affect or be relevant to the fair market value of such share capital, including, without limitation, (i) the price paid in recent transactions for interests similar in companies engaged principally in the wine and spirits industry, (ii) the price earning ratios, as the same may be derived from the then-quoted price for such shares, of shares in co mpanies engaged principally in the wine and spirits business quoted on any of the major stock exchanges (but excluding any such companies whose shares have recently been the subject of a tender offer or other similar transaction) and (iii) MH's and MHI’s recent historical financial and operational performance and its short-term future prospects; without, however, taking into account the effect on the value of such share capital of (i) the event triggering the exercise of the relevant put or call, (ii) MH’s conversion into, and subsequent status as, a general partnership (société en nom collectif) or (iii) the fact that MH and MHI constitute separate legal entities.

In the event that, within 90 days of their appointment, the investment banking firms or other experts appointed by the Parties shall not have reached agreement on the fair market value of the shares in MH and MHI held by Diageo (taken together), a third investment banking firm or other appropriate expert shall be appointed by joint decision of the two initially appointed firms or other experts or, failing such a joint decision to occur within 8 days following the end of the 90-day period referred to above, by the Président of the Commercial Court of Paris, acting en référé, to determine such fair market value in accordance with the guidelines set forth above. The determination of such third expert shall be final and binding on the Parties. Each firm or expert appointed pursuant to this Article 9.3 shall act pursuant to Article 1592 of the French Civil Code. The fees and expenses of the first two firms or experts appointed hereunder shall be borne by the Party appointing such firm or expert and the fees and expenses of any third firm or expert appointed hereunder shall be shared equally by the Parties.

9.4	All put and call options provided for by this Agreement shall be exercised, and the relevant transfers of shares completed in accordance with, the provisions of Schedule 9.4.

9.5	In accordance with article L 221-13 of the Commercial Code, each of LVMH and LVMHFG expressly gives its advance consent in favour of GFH in respect of the purchases provided by this Article 9.

9.6	Immediately prior to LVMH being required to purchase all of Diageo’s (and/or its Affiliates’) shares in any wholly owned direct or indirect subsidiaries of Diageo together holding all of Diageo’s (and/or its Affiliates’) shares in MH and/or MHI (each a “Sale Company”), Diageo shall be deemed to warrant to LVMH as follows:

“Each Sale Company holds no material assets and has no material liabilities other than those assets and liabilities connected with the

Sale Company’s holding of Diageo’s shares in MH and/or MHI. For the purpose of this warranty, “material” means (in aggregate) in excess of euro 30,000.”

ARTICLE 10

ACQUISITION OF CONTROL BY A COMPETITOR

10.1	In the event (a "Control Event") that any Competitor, together with any persons Acting in Concert with such Competitor, shall hold, directly or indirectly, more than 34% of the outstanding voting rights or equity interests in L VMH, Diageo or any of their respective Affiliates holding shares in MH and/or MHI, and no other person or entity (or group of affiliated persons or entities) shall hold, directly or indirectly, more than 34% of the voting rights in LVMH, Diageo or such Affiliate, as the case may be, then:

(a)	in the case of a Control Event in respect of LVMH or one of its Affiliates, Diageo shall have the right, subject to the giving of a minimum of six months' prior written notice to LVMH, to require LVMH to purchase (i) all the shares held by Diageo (and/or its Affiliates) shares in both MH and MHI or (ii) (subject to Diageo being deemed to give a warranty in the form set out in Article 9.6 to LVMH) all of Diageo’s (and/or its Affiliates’) shares in GFH or, with the prior written consent of LVMH (such consent not to be withheld unless LVMH furnishes to Diageo an opinion from a law firm of international repute stating that LVMH would not, in the circumstances, be unreasonable in withholding its consent), in other any wholly owned direct or indirect subsidiaries of Diageo together holding all of Diageo’s (and/or its Affiliates’) shares in MH and MHI, in each case at a price equal to Diageo’s (and/or its Affiliates’) shares in MH and MHI (taken together), as determined pursuant to Article 10.2 PROVIDED THAT if Diageo gives notice pursuant to this clause less than thirty months after the Contribution Date, option (ii) will automatically apply; and

(b)	in the case of a Control Event in respect of Diageo, LVMH shall have the right, subject to the giving of a minimum of six months' prior written notice to Diageo, to purchase (at Diageo’s option) (i) all the shares held by Diageo in both MH and MHI or (ii) (subject to Diageo, if it specifically agrees that it is able to give such warranty, being deemed to give a warranty in the form set out in Article 9.6 to LVMH) all of Diageo’s (and/or its Affiliates’) shares in GFH or, with the prior written consent of LVMH (such consent not to be withheld unless LVMH furnishes to Diageo an opinion from a law firm of international repute stating that LVMH would not, in the circumstances, be unreasonable in withholding its consent), in any other wholly owned direct or indirect subsidiaries of Diageo together holding all of Diageo’s (and/or its Affiliates’) shares in MH and MHI, in each case at a price equal to Diageo’s (and/or its Affiliates’) shares in MH and MHI (taken together) determined pursuant to Article 10.3 PROVIDED THAT if LVMH gives notice pursuant to this clause less than thirty months afte r the Contribution Date, option (ii) will automatically apply.

The right of any Party to exercise the options granted pursuant to this Article 10.1 shall expire 30 days, extended by any period necessary to allow fulfilment of any regulatory requirements, after the date on which it shall have become aware of the relevant Control Event.

10.2	In the case of a Control Event in respect of LVMH or one of its Affiliates, the price payable in respect of Diageo's (and/or its Affiliates’) shares in MH and MHI (taken together) shall be equal to the fair market value thereof, as determined in accordance with Article 9.3, except that:

	(a)	without prejudice to paragraph (b) of this Article 10.2, such fair market value shall be determined as of the date immediately preceding the relevant Control Event and shall disregard the consequences thereof; and

	(b)	there shall be taken into account:

		(i)	the takeover premium paid by the Competitor in acquiring its interest in LVMH or one of its Affiliates; and

		(ii)	the strategic vaue to both LVMH or one of its Affiliates and/or the Competitor concerned of LVMH's acquiring Diageo's (and/or its Affiliates’) shareholding in MH and MHI and the termination of this Agreement;

PROVIDED THAT in no event shall the price payable pursuant to this Article 10.2 be less than 100%, nor exceed 115%, of the fair market value of Diageo's (and/or its Affiliates’) shares in MH and MHI (taken together) as determined in accordance with Article 9.3 (without taking into account this Article 10).

10.3	In the case of a Control Event in respect of Diageo or one of its Affiliates , the price payable in respect of Diageo's (and/or its Affiliates’) shares in MH and MHI (taken together) shall be equal to the fair market value thereof, as determined in accordance with Article 9.3, except that:

(a)	without prejudice to paragraph (c) of this Article 10.3, such fair market value shall be determined as of the date immediately preceding the relevant Control Event and shall disregard the consequences thereof;

(b)	the fact that such shares represent a minority interest in a non-listed company shall be taken into account; and

(c)	the effect on LVMH and its Affiliates of the loss of Diageo as a strategic partner in MH and MHI and its replacement by the relevant Competitor shall be taken into account;

PROVIDED THAT in no event shall the price payable pursuant to this Article 10.3 be less than 85%, nor exceed 100%, of the fair market value of Diageo's (and/or its Affiliates’) shares in MH and MHI (taken together) as determined in accordance with Article 9.3 (without taking into account this Article 10).

ARTICLE 11

NON-COMPETITION

11.1	Each of Diageo and LVMH agrees that until the first anniversary of the termination of this Agreement, neither Diageo nor its Affiliates nor any member of the LVMH Group shall directly or indirectly carry on or be engaged in a business which manufactures or distributes cognac or champagne anywhere in the world; PROVIDED THAT the foregoing shall not prevent any member of the LVMH Group from acquiring and/or engaging in any business for the manufacture or distribution of cognac or champagne the acquisition of which was offered to MH or MHI but disapproved by Diageo pursuant to Article 4.3 or Diageo from acquiring or exploiting any asset offered to it pursuant to Article 7 of this Agreement. Notwithstanding the foregoing, this Article 11.1 shall not be construed as (x) preventing Diageo, LVMH or their respective Affiliates from continuing to perform the Master Agreement and the arrangements entered into pursuant thereto, (y) preventing the LVMH Group from holding or operating the LVMH Vineyards or engaging in the distribution of champagne in Japan or (z) preventing Diageo or its Affiliates from retailing cognac or champagne, or otherwise distributing cognac or champagne pursuant to arrangements existing as of the date hereof (including the distribution of products of the MH Group and/or the MHI Group in Great Britain) or pursuant to renewals of such arrangements on like terms.

11.2	Any member of the LVMH Group or Diageo or its Affiliates may also acquire interests in businesses contrary to Article 11.1 as an incidental part of a larger acquisition, PROVIDED THAT the acquiring party offers to sell to MH or MHI for cash the interests so acquired on the terms on which it acquired the same (making such allocations of the total purchase price for such larger acquisition as are appropriate) or, in the case of an acquisition for non-cash consideration, for a cash amount equal to the value thereof.

ARTICLE 12

PREPARATION OF GUINNESS CIRCULAR

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ARTICLE 13

CONDITIONS

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ARTICLE 14

CERTAIN EVENTS BEFORE THE CLOSING DATE

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ARTICLE 15

INDEMNIFICATION

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ARTICLE 16

REVISION OF CERTAIN THRESHOLDS

The thresholds set forth in Articles 1.26, 1.27 and 4.2 of this Agreement shall be increased each year on a basis proportionate to the increase, if any, in the consolidated total sales of the MH Group and of the MHI Group over the preceding year.

ARTICLE 17

NOTICES

Notices contemplated herein shall be given in writing either by hand, by registered mail, return receipt requested, or by telecopier confirmed by letter addressed to:

(a)	if to LVMH:

LVMH - Moët Hennessy Louis Vuitton S.A. 30, Avenue Hoche 75008 Paris France Attention: Président-Directeur Général

(b)	if to Diageo:

Diageo Plc 8 Henrietta Place London W1G 0NB England Attention: Chief Executive Officer

(c)	if to GFH:

Guinness France Holdings S.A. 47, rue de Monceau 75008 Paris France Attention: Président-Directeur Général with a copy to:

Diageo Plc 8 Henrietta Place London W1G 0NB England Attention: Chief Executive Officer

(d)	if to LVMHFG:

LVMH Fashion Group S.A. 54, Avenue Montaigne 75008 Paris France Attention: Président-Directeur Général with a copy to:

LVMH - Moët Hennessy Louis Vuitton S.A. 30, Avenue Hoche 75008 Paris France Attention: Président-Directeur Général or to any other address as either Party may specify in writing to the others. Notices shall be deemed effective as of their date of receipt.

ARTICLE 18

TERM

18.1	This Agreement shall take effect as of the date hereof and shall remain effective until such time as, and terminate when, Diageo no longer holds, directly or through one of its Affiliates, at least 34% of the shares in MH then outstanding and at least 34% of the shares in MHI then outstanding.

18.2	In addition, this Agreement shall terminate upon the exercise of any put or call by the Parties pursuant to Articles 6.2, 9.1, 9.2 or 10 , PROVIDED THAT the Parties shall remain obliged to perform their obligations hereunder in respect of such put or call. The provisions of Articles 8 and 11 of this Agreement shall survive the termination of this Agreement for the periods specified therein and the provisions of Articles 19 and 20 shall survive any termination indefinitely.

ARTICLE 19

GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of France, without regard to the principles of conflicts of laws thereof.

ARTICLE 20

ARBITRATION

20.1	All disputes arising out of or in connection with this Agreement shall be finally settled under the rules of conciliation and arbitration of the International Chamber of Commerce (the "ICC") which rules are deemed to b e incorporated by reference herein.

20.2	Any arbitral tribunal constituted pursuant to Article 20.1 shall consist of three arbitrators, one appointed by each of the Parties and a third arbitrator, who shall act as Chairman of the tribunal, appointed jointly by the Parties. Failing agreement, within 14 days after service of the defendant's answer to the claimant's request for arbitration, as to the identity of the third arbitrator, such third arbitrator shall be appointed by the International Court of Arbitration of the ICC.

20.3	Any arbitration under this Article 20 shall, unless otherwise agreed, take place in Paris, France. The language of arbitration shall be English.

20.4	The Parties hereby acknowledge that speedy resolution of any disputes which may arise is in both of their interests and accordingly agree to use their best efforts to cooperate with each other and with the arbitral tribunal to obtain an award as quickly as possible, including by the adoption, if appropriate, of the ICC’s "fast-track" procedure.

20.5	The Parties hereby agree and acknowledge that, notwithstanding the provisions of Article 23.2 of the ICC rules, at any time both before and after a file is transmitted to the arbitral tribunal, the Parties shall be at liberty to apply to any competent judicial authority for interim or conservatory measures (including, without limitation, temporary conservatory injunctions) and that in doing so they shall not be held in breach of the agreement to arbitrate contained in Article 20.1 or to infringe upon the powers reserved to the arbitral tribunal.

ARTICLE 21

REMEDIES EXCLUSIVE

Where the provisions of this Agreement provide a remedy, or choice of remedies, for the breach of any of the obligations of the Parties hereunder, such remedies shall be the exclusive remedies available to the Parties in respect of such breach. Notwithstanding the foregoing, nothing herein shall prohibit a Party from seeking a court order of any sort whatsoever to enforce any arbitral award granted pursuant to Article 20. Where the provisions of this Agreement do not provide a remedy, or choice of remedies, for the breach of any of the obligations of the Parties hereunder, the Parties shall have the remedies available to them under applicable law in respect of such breach.

ARTICLE 22

SUBSTITUTION

Where a Party has any right or obligation to purchase or subscribe for shares in MH or purchase any other asset pursuant to this Agreement, such Party may, by written notice to the other Party, designate one of its Affiliates to p urchase or subscribe for such shares or purchase such other assets.

Executed in Paris, on October 1st, 2002, in two counterparts.

DIAGEO PLC	LVMH - MOET HENNESSY LOUIS
VUITTON S.A.

/s/ Roger Myddleton	/s/ Pierre Godé

by: Roger Myddleton	by: Pierre Godé

GUINNESS FRANCE HOLDINGS S.A.	LVMH FASHION GROUP S.A.

/s/ Roger Myddleton	/s/ Pierre Godé

by: Roger Myddleton	by: Pierre Godé